UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL

REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.

75 Maxess Road, Melville, New York 11747

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006 AND YEAR ENDED DECEMBER 31, 2007

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 AND 2006 AND YEAR ENDED DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of the

MSC Industrial Direct 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

Melville, New York
June 16, 2008

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets
Investments with custodian, at fair value	$110,768,375	$96,075,237

Receivables:
Employer contribution, net of forfeitures	128,861	82,280
Participant contributions	350,973	291,839
Participant loans	4,082,705	3,591,839

Total receivables	4,562,539	3,965,958

Net assets available for benefits at fair value	115,330,914	100,041,195

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(75,960)	102,675

Net assets available for benefits	$115,254,954	$100,143,870

See accompanying notes.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

Year Ended
December 31, 2007
Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$758,384
Dividend, interest and loan income	7,927,003
8,685,387
Contributions:
Participants	11,540,365
Employer, net of forfeitures	3,370,227
14,910,592

Total additions	23,595,979

Deductions from net assets attributed to:
Benefits paid to participants	8,460,260
Withdrawals, administration fees and other	24,635
Total deductions	8,484,895

Net increase in plan assets	15,111,084

Net assets available for benefits:
Beginning of year	100,143,870

End of year	$115,254,954

See accompanying notes.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, covering all Employees (as defined in the Plan) of participating employers (other than Employees who are non resident aliens with no earned income from a participating employer which constitutes income from services within the United States and Employees covered by a collective bargaining agreement) who meet certain age and service requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). MSC Industrial Direct Co., Inc. (the “Company”) is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the record keeper for the Plan.

Upon the Company’s acquisition of J&L America, Inc., d/b/a J&L Industrial Supply (“J&L”), in June 2006, former J&L employees became eligible to participate in the Plan. Accordingly, rollover contributions of $1,348,429 and loan balances of $257,988 were received into the Plan during the year ended December 31, 2006.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Contributions and Vesting

Participants may elect to contribute between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code (the “Code”), was $15,500 ($20,500 for participants eligible to make catch-up contributions) during 2007. Participants may also contribute amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax and rollover contributions.

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer determined to make, for 2007, a matching contribution of 50% of the first 6% (an increase from 4% as of January 1, 2007) of a participant’s pre-tax contribution.  The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Participants vest in Employer contributions as follows:

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

In addition, 100% vesting occurs upon termination of the Plan.

In 2007, the Employer’s discretionary matching contributions were $3,603,237. This included the payment of the December 31, 2007 contribution receivable and the application of forfeitures accumulated in 2007 and previous Plan years of $233,010. There were no discretionary profit sharing contributions in 2007.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses.

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to reduce future employer discretionary matching contributions. Forfeitures accumulated during 2007 and previous Plan years were $232,487, with a forfeiture balance of $11,911 as of December 31, 2007.

Participant Loans

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of December 31, 2007 ranged from 5.00% to 10.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years. A participant can have a maximum of two loans outstanding from the Plan at any given time.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

In-Service Withdrawals

The Plan permits a participant to withdraw participant pre-tax, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement or for any other reason, if the participant’s vested balance exceeds $5,000, a participant (beneficiary upon death) may elect to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or installments over a fixed period. If a participant’s vested account balance is less than or equal to $5,000, the participant’s vested account balance will be paid in a lump-sum distribution. If the amount of such mandatory distribution is more than $1,000 and the participant does not elect to have such distribution directly rolled over into an IRA or other eligible retirement plan or paid directly to him or her, such amount will be directly rolled over into an IRA established by the Plan administrator in the participant’s name.

Plan Expenses

Expenses for record keeping, investment and other costs are generally paid by the Plan. Accounting fees are generally paid by the Company.

Amendment and Restatement

On December 26, 2006, the Plan was amended and restated, generally effective January 1, 2006, utilizing a prototype document sponsored by AccuDraft, Inc.  As part of such restatement, the Plan was amended to, among other things, comply with the new final regulations issued by the Treasury Department under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, and to change, effective January 1, 2007, the definition of disability to reflect the definition of disability used by the Company’s long-term disability plan.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by the record keeper and/or custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

In December 2005, the FASB issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).   The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP were effective for financial statements issued for annual periods ending after December 15, 2006.  The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

Investments

The Plan’s investments are stated at fair value.  The shares of registered Investment Companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  Common Collective Trusts are valued at quoted redemption values on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, and market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The fair market value of the shares of Common Stock will be equal to the closing price of the Common Stock as reported on the principal national securities exchange on which such shares are traded on the date of valuation.

The Stable Value Fund (the “Fund”) is a Common Collective Trust which invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies and other related securities. These investment contracts are intended to maximize current income consistent with the maintenance of principal while permitting participant-initiated benefit-responsive withdrawals for certain events.  Because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan, is cost plus accrued income minus redemptions. Contract value is the amount participants would receive if they were to initiate permitted withdrawals under the terms of the Plan.

Certain events limit the ability of the Fund to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the trust, (2) tax disqualification of the trust or a participant, or (3) certain trust amendments if issuers’ consent is not obtained. As of December 31, 2007, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.      INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006

T. Rowe Price Balanced Fund	$ **	$5,399,169
T. Rowe Price Equity Income Fund	6,933,900	6,125,643
T. Rowe Price Equity Index Trust	7,919,346	7,612,832
T. Rowe Price Global Stock Fund	10,376,420	8,457,091
T. Rowe Price Growth Stock Fund	12,483,010	10,575,919
T. Rowe Price Personal Strategy Growth Fund	11,116,202	8,765,860
T. Rowe Price Stable Value Fund	12,852,066	11,976,864
PIMCO Total Return Fund	5,911,991	*

*   Does not represent five percent or more of the Plan net assets at December 31, 2006.

** Does not represent five percent or more of the Plan net assets at December 31, 2007.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

During the Plan year ended December 31, 2007, net appreciation (depreciation) in fair value of investments was as follows:

December 31, 2007

Common Trusts	$372,305
MSC Industrial Direct Co., Inc. Class A Common Stock	(57,547)
Mutual Funds	(513,395)
Other	957,021

Total	$758,384

4.      INVESTMENT OPTIONS

Participants may allocate their contributions into the Plan among the following 20 options:

1)              MSC Industrial Direct Co., Inc. Class A Common Stock— The Plan Trustee will be permitted to acquire, with amounts directed by participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock (“Common Stock”) directly from the Company.

The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company.  All of the shares of Common Stock purchased (sold) by the Plan Trustee in the Plan year were traded through the principal national securities exchange.

The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as they determine in their sole discretion.

If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist.

The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

2)              T. Rowe Price Personal Strategy Growth— Seeks capital appreciation, income is a secondary concern. The fund typically invests approximately 80% of assets in stocks and 20% in bonds and money market securities.

3)              T. Rowe Price Personal Strategy Balanced— Seeks capital appreciation and income. The fund typically invests approximately 60% of assets in stocks, 30% in bonds, and 10% in money market securities.

4)              T. Rowe Price Personal Strategy Income— Seeks income, capital growth is a secondary concern. The fund typically invests approximately 40% of assets in stocks, 40% in bonds, and 20% in money market securities.

5)              PIMCO Total Return Fund— Seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 30% of assets in securities denominated in foreign currencies. The fund may invest up to 10% of assets in high-yield securities rated B or higher. The portfolio duration generally ranges from three to six years.

6)              T. Rowe Price Balanced Fund— Seeks capital growth, current income, and preservation of capital. The fund normally invests approximately 60% of assets in U.S. and foreign common stocks and 40% of assets in fixed-income securities. It normally invests at least 25% of assets in senior fixed-income securities. The fund may also invest in other securities, including futures, options and swaps.

7)              T. Rowe Price Equity-Income Fund— Seeks dividend income and long-term capital appreciation. The fund invests at least 80% of assets in common stocks, with 65% of assets in the common stocks of well-established companies paying above-average dividends.  It invests most assets in U.S. common stocks, and may also purchase other securities including foreign stocks, futures, and options.

8)              T. Rowe Price Equity Index Trust — Seeks long-term capital appreciation by investing primarily in common stocks. Specifically, the trust seeks to replicate the total return performance of the U.S. equity market as represented by the Standard & Poor’s Stock Index.  The trust invests in substantially all 500 stocks comprising the S&P 500 in proportion to their respective weighting in the index to the extent practical.  It may also invest in other securities, including, but not limited to, futures, options, and short-term cash investments.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

9)                          T. Rowe Price Growth Stock Fund— Seeks long-term growth of capital and income is secondary. The fund normally invests at least 80% of assets in common stock of a diversified group of growth companies.  It mostly seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  The fund generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy.  While it invests most assets in the U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures and options.

10)                    T. Rowe Price Global Stock Fund— Seeks long-term capital growth. The fund diversifies broadly by investing in a variety of industries in developed, newly industrialized, and emerging markets. The fund invests in at least five countries, one of which is the United States.  The fund purchases stocks without regard to a company’s market capitalization, but generally invests in large and, to a lesser extent, medium-sized companies.  It invests at least 80% of net assets in U.S. and foreign stocks and the percentage varies over time.

11)                    T. Rowe Price International Stock Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of assets in stocks of established non-U.S. issuers.  It may invest in companies of any size, but the focus is on large and, to a lesser extent, mid-sized companies.  The fund may invest in both developing and developed countries.

12)                    T. Rowe Price Media and Telecommunications Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of assets in media, telecommunications, and technology stocks including those from entertainment, broadcasting, and advanced communication industries. Generally, the fund invests in companies in the large-to-mid capitalization range. The fund may invest in foreign securities without limitation.

13)                    T. Rowe Price Small-Cap Stock Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of total assets in stocks of small companies believed to be undervalued or to have prospects for growth.  The holdings will be widely diversified by industry and company.  Under most circumstances, it will invest less than 1.5% of assets in any single company. While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

14)                    T. Rowe Price Stable Value Common Trust Fund— Seeks to provide maximum current income while maintaining stability of principal. The trust will invest primarily in Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”), and Synthetic Investment Contracts (“SICs”) that meet quality and credit standards. The trust seeks to reduce risk through diversification and through credit analysis. The trust will generally limit its total investment in GICs and BICs of any one issuer to 10% of the trust’s total value at the time of purchase. In no event will the trust’s exposure to any single issuer of investment contracts, including SICs, exceed 25% of the trust’s total value at the time of purchase.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

15)                    Janus Growth and Income Fund— Seeks long-term growth of capital and current income. The fund normally invests up to 75% of assets in equity securities with growth potential, and at least 25% of assets in securities with income potential. It may invest in foreign equity and debt securities, which may include investments in emerging markets.

16)                    T. Rowe Price New Horizons Fund— Seeks long-term capital growth. The fund will invest primarily in a diverse group of small, emerging growth companies, preferably early in the corporate life cycle. It may also invest in companies that offer the possibility of accelerated earnings growth due to rejuvenated management, new products, or structural changes in the economy. While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

17)                    T. Rowe Price Mid-Cap Value Fund— Seeks long-term capital appreciation. The fund normally invests at least 80% of assets in companies whose market capitalization falls within the range of the companies in the S&P MidCap 400 or the Russell Midcap Value indexes.  While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

18)                    T. Rowe Price Value Fund— Seeks long-term capital appreciation and income is secondary. The fund normally invests at least 65% of assets in common stocks the portfolio manager regards as undervalued. Management primarily focuses on large-cap stocks, but the fund may also invest in mid-cap and small-cap companies. It will invest most assets in U.S. common stocks, but may also purchase foreign stocks, futures, and options, if such purchases are in keeping with the fund’s objectives.

19)                    T. Rowe Price Mid-Cap Growth Fund— Seeks long-term capital appreciation. The fund invests at least 80% of the assets in common stocks of mid-cap companies whose earnings are expected to grow at a faster rate than the average company.  While it invests most assets in U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures, and options.

20)                    Tradelink Investments— An optional brokerage account that offers participants the ability to diversify investments through the purchase of individual stocks, bonds, and other securities plus thousands of mutual funds from many well-known fund families.

5.      INCOME TAX STATUS

The Company has adopted a non-standardized prototype plan as the plan document for the Plan. The prototype document has been submitted to the Internal Revenue Service for an opinion that it complies in form with the qualification requirements of Section 401(a) of the Internal Revenue Code. Although the Internal Revenue Service has not yet issued a favorable opinion letter to the prototype sponsor, the Plan Administrator expects it to do so, and believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 (continued)

6.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by TRP. TRP is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. Accounting fees, which are not material, are paid by the Company.

7.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$115,254,954	$100,143,870

Adjustment to contract value for fully benefit-responsive investment contracts	75,960	(102,675)

Net assets available for benefits per the Form 5500	$115,330,914	$100,041,195

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500:

December 31,
2007

Net increase in net assets available for benefits	$15,111,084

Add: Adjustment from fair value to contract value as of December 31, 2007	75,960

Add: Adjustment from fair value to contract value as of December 31, 2006	102,675

Net increase in net assets per Form 5500	$15,289,719

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock	**	$2,963,779
PIMCO	PIMCO Total Return Fund	**	5,911,991
T. Rowe Price *	T. Rowe Price Balanced Fund	**	5,727,029
T. Rowe Price *	T. Rowe Price Equity Income Fund	**	6,933,900
T. Rowe Price *	T. Rowe Price Equity Index Trust	**	7,919,346
T. Rowe Price *	T. Rowe Price Global Stock Fund	**	10,376,420
T. Rowe Price *	T. Rowe Price Growth Stock Fund	**	12,483,010
T. Rowe Price *	T. Rowe International Stock Fund	**	3,100,321
T. Rowe Price *	T. Rowe New Horizons Fund	**	882,293
T. Rowe Price *	T. Rowe Media & Telecommunications	**	5,674,237
T. Rowe Price *	T. Rowe Small Cap Stock Fund	**	3,277,787
T. Rowe Price *	T. Rowe Stable Value Fund	**	12,852,066	***
Janus	Janus Growth and Income Fund	**	2,016,871
T. Rowe Price *	T. Rowe Mid Cap Value Fund	**	4,529,255
T. Rowe Price *	T. Rowe Value Fund	**	1,632,433
T. Rowe Price *	T. Rowe Mid Cap Growth Fund	**	3,672,013
T. Rowe Price *	T. Rowe Personal Strategy Balanced	**	5,504,598
T. Rowe Price *	T. Rowe Personal Strategy Growth Fund	**	11,116,202
T. Rowe Price *	T. Rowe Personal Strategy Income Fund	**	3,631,880
T. Rowe Price *	Cash	**	4,201
Brokerage Accounts	Tradelink Investments	**	558,743
Total investments at fair value			110,768,375

Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(75,960)

Total investments, as adjusted			110,692,415

Participant Loans	1,296 Loans to participants with interest rates ranging from 5.00% - 10.50% with various maturity dates through 2017	**	4,082,705
Total Assets Held For Investment Purposes			$114,775,120

*     Indicates party-in-interest to the Plan.

**   Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

*** Fair value, with adjustment to contract value below.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 26, 2008
/s/ Eileen McGuire
Eileen McGuire Senior Vice President of Human Resources
and Plan Administrator

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm